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constantly craving

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SING

Houston, TX

- Inspired and fresh takes on Asian classics served for the next generation of eaters
- Fast casual Singaporean-inspired cuisine from the restaurateur behind Max's Wine Dive, The Tasting Room and Boiler House and a former Houston Press restaurant reporter and local pop-up chef
- Signature after-hours events, pop-ups and classes enrich the dining experience
- Become a SING "Fan" and join the "Choir" for personalized dishes and recommendations!

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$100 minimum investment

Term Notes ?

Interest Rate	16.00%
Maturity	48 months
Minimum Target	$50,000 ?

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Company Description

SING is a casual, modern Asian-inspired restaurant with an emphasis on craveable flavors, fresh and healthy ingredients, sustainable practices and super-fast service.

With a menu spanning Malaysian, Cantonese, Szechuan, Vietnamese, Thai and Indian dishes, SING takes its name and inspiration from the city/state of Singapore, a melting pot of cultures and cuisines. SING will bring a fresh new take on Asian food and dining service to Houston, and eventually the rest of the country.




SING has hosted several pop ups and tastings, testing and showcasing new menu items. (Photo cred: Michelle Carr of Taste & See Life)

The idea for SING was born during founder Jerry Lasco's travels across Asia. Jerry realized he could meld the sophisticated and exciting flavors of the eastern cuisines he adored with a next generation approach to restaurant service—one better adapted to the modern consumer's behavior. Having opened and operated over 20 food and beverage enterprises, Jerry knows first-hand how the restaurant industry is evolving and in Cuc Lam, he found a partner perfectly positioned to build a "next-gen" concept.



Cuc, a notable Houston food writer, chef and social media marketing expert has been cooking Asian delicacies for over 20 years and has fed thousands of hungry patrons at her pop-up dinners. She and Jerry both know that today's diners demand higher quality options. This next generation of eaters is also conscious of environmental concerns and seeks an outstanding experience whether they're dining in or taking to go. SING will meet and exceed these expectations with the use of environmentally friendly supplies, industry-leading technology and advanced social media marketing to create meaningful connections with current and prospective consumers.

Dine-in customers will find a calming interior space with subtle Asian details, including the textural feel of wood, concrete and glass. A large communal table seats up to 16 people and encourages interactions between guests and there is counter seating for 8 along a glass window. Additionally, guests can opt for the outdoor patio which maximizes the restaurant's available space for seating. Three parking spots are dedicated to SING's mobile ordering, grab-and-go or delivery services. Recognizing that today's diners may prefer to dine in the comfort of their own homes, SING sees a huge opportunity to provide exceptional to-go and delivery service to a wider audience.



The menu offerings feature inspired representations of classic recipes and regional cuisines from across Asia's diverse culinary landscape in the form of small plates, shareable dishes and full-sized entrees. Ninety percent of the menu is gluten-free. Ingredients are prepped ahead of time, including the house-developed stocks and soups, meaning that service will be incredibly quick thanks to fast wok firing and efficient point-of-sale technology. Wines, teas and Vietnamese Soda Chanh (limeade) are available on tap along with canned local craft brews and sake cocktails.

In addition to the daily service, a core part of SING's business is the educational and enriching after-hours pop-up dinners hosted by in-house or local chefs looking to build meaningful connections with Houston's dining community.

Through great food, unique consumer engagements and enhanced guest experiences, SING plans to build a loyal fanbase of adventurous diners.

Learn more:

Key Terms

Issuer	Sing1, LLC
Securities	Term Notes
Offering Amount	Minimum of $50,000 to maximum $107,000
Interest Rate ?	**16.0%**
Payments ?	**Monthly**
Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business, junior to lien provided to secure a senior loan.
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for SING is $650,000. The owners have committed $300,000 in equity to date. Proceeds from the NextSeed raise will be used for start-up infrastructure, build out and operating capital.

Funds raised above the $50,000 minimum will be put towards the start-up budget, working capital, and FF&E.


constantly craving

Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100	16.00%	48 months	$136

* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 50 investors who invest $150 or more will receive:

- 50 Bounce Back Card: Spend $50, get $50 on your SING Fan Club Card as part of SING's Loyalty Rewards Program

50 of 50 available

Invest $500 or more

- Invitation for 2 to a SING Pop-Up Event where guests will have the opportunity to give feedback about menu items, spice level, and flavors
- Complimentary tickets for 2 to SING's "Hard Hat" Pre-Opening Party where guests will enjoy a first look at the restaurant, chat with owners, enjoy complimentary menu bites and beverages

Invest $1,000 or more

- Invitation for 2 to a SING Pop-Up Event where guests will have the opportunity to give feedback about menu items, spice level, and flavors
- Complimentary tickets for 2 to SING's "Hard Hat" Pre-Opening Party where guests will enjoy a first look at the restaurant, chat with owners, enjoy complimentary menu bites and beverages
- 2 Seats at one SING "Encore" event which is 4-course dinner scheduled once a month to showcase a specific cuisine hosted by SING or a local guest chef

Invest $2,000 or more

- Invitation for 2 to a SING Pop-Up Event where guests will have the opportunity to give feedback about menu items, spice level, and flavors
- Complimentary tickets for 2 to SING's "Hard Hat" Pre-Opening Party where guests will enjoy a first look at the restaurant, chat with owners, enjoy complimentary menu bites and beverages
- 2 Seats at one SING "Encore" event which is 4-course dinner scheduled once a month to showcase a specific cuisine hosted by SING or a local guest chef
- Be a Star on SING's Menu. Enjoy seeing your name listed next to your favorite SING dish for an entire month

Business Model

With a combined 40+ years of restaurant opening and operating experience, Jerry and Cuc have the experience necessary to execute the SING business plan.

Jerry is a past recipient of the **Ernst and Young Entrepreneur of the Year Award** (2014). In addition, his business, Lasco Enterprises, is the recipient of numerous awards and recognitions over the years including:

- **Top 100 Best Places to Work in Texas** (Texas Assn of Business/Texas Monthly; 2011, 2012 and 2014)
- **Enterprise Champion** (Houston Business Journal; 2009, 2012)
- One of the **Best and Brightest Companies to Work For** (National Association for Business Resources; 2012 and 2013)
- **Best Places to Work in Houston** (Houston Business Journal; 2011 and 2013)





Additionally, Max's Wine Dive was selected as the **"Break Out Brand of the Year"** by Nation's Restaurant News and was invited to cook at the James Beard House. Combined with Cuc's outstanding culinary skills and innovative experience in service and marketing, the two are well-positioned to revolutionize the fresh-casual dining experience.

By utilizing next generation restaurant technologies, SING provides guests with customized recommendations based on their palates and past orders. Technology will also allow the staff to communicate more effectively and efficiently, and help decrease waste through careful inventory management.

The nature of Asian cooking lends itself the ability to execute quickly. With stocks and soup bases slow-cooked overnight, vegetables and proteins thoughtfully prepped and marinated and a quick-fired toss in the wok, SING's menu is elevated in both quality and execution. The end result is deep, rich flavors with healthier, fresh vegetables and proteins.



(Photo cred: Michelle Carr of Taste & See Life)

SING will not target a specific market or demographic audience. Instead, Jerry and Cuc plan to attract a new generation of eaters through advanced social media marketing: Communities of people connected online by a shared love of food, specific cuisines and meeting up to try the hottest new thing. SING customers are tech savvy, ethnically diverse and love to share their dining experiences — because sharing the meal is almost as important as eating it in today's world.

In the spirit of sharing, SING's menu features plenty of shareable plates and a large communal table for seating to encourage conversation and connections between both existing friends and new ones. The stories behind the dishes will be emphasized, with Cuc researching and writing about them on SING's website as a resource for people seeking more information on the food. The sharing of knowledge and recipes will further help build the informed, passionate, experience-based community that SING is seeking to cultivate.

The restaurant's upcoming opening has been covered by Houston Eater, the Houston Chronicle, the Houston Business Journal, and more.

Location Analysis

SING will be located at the new Lowell Street development (718 West 18th Street, Houston, TX 77008).


SING
SMOOSH

Jerry and Cuc chose their location in the Heights neighborhood due to its rapid growth and they plan to bring an exciting, accessible casual dining option to the area. Despite being named as one of Houston's hottest dining neighborhoods by Eater Houston as recently as 2017 for its appetizing rents and enthusiastic chow crowd, the Heights currently has just 3.85 restaurants per 1,000 residents. With hundreds of thousands of residents and employees in the near vicinity, high quality fast-casual food with take-out and delivery options has the potential to be a huge hit as the underserved neighborhood's profile increases.


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Sing
Harold's Restaurant
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Houston Heights

Understandably for an area which is known for its "suburbs-in-the-city" style feel, the residents rely heavily on car transportation to get around, and SING's corner unit boasts over 70 parking spots available in the shared mixed-use Lowell Street Market, with a few spots dedicated to SING's take out customers.

SING is not the only Asian restaurant in the area, but nearby competing restaurants all have a four-star or lower score on online rating websites, and SING is the only dedicated Singaporean-Inspired restaurant within a five-mile radius.

Leadership



Jerry Lasco, *Founder*

A former Air Force instructor pilot with a passion for food, Jerry Lasco entered the food and beverage world after getting furloughed as an airline pilot, and he's never looked back. He is the founder and CEO of Lasco Enterprises, a restaurant group that owns and operates The Tasting Room, Boiler House and Max's Wine Dive (the latter featured by Food Network, The New York Times, USA Today and the Cooking Channel).



Cuc Lam, *Operating Partner*

Former restaurant reporter, critic and food writer for the Houston Press, Cuc Lam has over 20 years of experience in the industry. Not only an accomplished writer, she's also an exquisite chef and has spent the past 4 years hosting hundreds of pop-up dinners at various locations around Houston while she honed her passion and craft. Prior to SING, Cuc owned and operated a Houston bar and grill, helped open a local sushi concept, and consulted on social media marketing.

History

- **December 2017**

  Hosted Kitchen Takeover Pop-Up at Wooster's Garden
- **April 2018**

  Participated in Inaugural I'll Have What She's Having Benefit (raising awareness of Women's Healthcare concerns)
- **April 2018**

  Lease Signed at Lowell Street Market in Heights
- **July 2018**

  Ground-breaking at Lowell Street Market Location
- **August 2018**

  Planned SING Pop-Up for SING Fans
- **September 2018**

  Planned "Hard-Hat Party" Sneak Preview Event for SING Fans
- **October 2018**

  Expected Opening of SING

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